Alan I. Annex, Esq.
Tel. 212.801.9323
Fax 212.801.6400
annexa@gtlaw.com

February 14, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Sirimal R. Mukerjee

Re:          RLJ Acquisition, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 10, 2011
File No. 333-170947

Dear Mr. Mukerjee:

On behalf of RLJ Acquisition, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated February 14, 2011 (the “Comment Letter”) regarding the above referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment No. 3”), we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

With this letter, the Company is filing via EDGAR Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.  Supplementally, we are delivering to Sirimal R. Mukerjee of the Division of Corporation Finance five copies of a version of Amendment No. 4 that has been marked by the financial printers to show the changes since the filing of Amendment No. 3 on February 10, 2011.

Amendment No. 3 to Registration Statement on Form S-1

Comparison of This Offering to Those of Many Blank Check…page 73

Accelerated deadline to complete business combination, page 74

1.
Please revise your disclosure to indicate that under your amended and restated articles of incorporation, the approval of holders of at least 65% of your outstanding common stock would be required to extend the referenced time period, but that in no event may you extend that time period on more than one occasion, or by more than three months.

Securities and Exchange Commission
February 14, 2011

The Company acknowledges the Staff’s comment and has revised the disclosure on page 74 accordingly.  A copy of page 74, with the revised disclosure highlighted, is attached to this letter.

Amending our amended and restated articles of incorporation, page 75

2.
Please revise your disclosure here and under “---Vote on initial business combination by our initial stockholders” at page 77 to include the percent ownership of your outstanding shares before and after the offering by your sponsor and Mr. Johnson.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 75 and 77 accordingly. Copies of pages 75 and 77, with the revised disclosure highlighted, are attached to this letter.

In addition to the changes noted above in response to the Staff’s comments, the Company calls to the Staff’s attention that the Company has made revisions on pages 80 and 86 of Amendment No. 4 to correct a typographical error in Lisa W. Pickrum’s name, has filed a new version of the form of Warrant Agreement as Exhibit 4.4, in order to fix a typographical error on page 8 thereof, and has filed a new version of the form of Indemnity Agreement as Exhibit 10.9, in order to reflect a number of changes from the form originally filed.

*     *     *     *     *

Please do not hesitate to call me at (212) 801-9323 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Alan I. Annex

Alan I. Annex, Esq.

Copies to:  H. Van Sinclair
Thomas J. Ivey, Esq.

Requirement to vote against a business combination in order to redeem
If we seek stockholder approval in conjunction with the consummation of our initial business combination, each public stockholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction.
Many blank check companies require public stockholders to vote against the proposed business combination in order to redeem their shares.
The ability of our public stockholders to vote in favor of a business combination and redeem their shares may increase the likelihood that we will be able to complete our initial business combination and decrease the ability of public stockholders to affect whether or not a particular business combination is completed.

Redemption threshold
We do not have a specified maximum redemption threshold apart from the limitation that we will not redeem our public shares in an amount that would cause our stockholders’ equity to be less than $5,000,001. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

Many blank check companies are not permitted to consummate a business combination if more than a specified percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%, elect to redeem or convert their shares in connection with the stockholder vote.
The absence of a redemption threshold in our offering will make it easier for us to consummate our initial business combination even if a substantial majority of our stockholders do not agree.

Accelerated deadline to complete business combination
We will only have 21 months to complete our initial business combination.  Under our amended and restated articles of incorporation, the approval of holders of at least 65% of our outstanding common stock would be required to extend that time period, and in no event may we extend that time period on more than one occasion, or by more than three months.
Many blank check companies have between 24 and 36 months to complete their initial business combinations.
The 21-month deadline for us to complete our initial business combination may decrease the likelihood that we will be able to complete our initial business combination compared to many blank check companies but should not impact the ability of our public stockholders to affect whether or not a particular business combination is completed.

Permitted purchases of shares by us prior to the consummation of our initial business combination using amounts held in the trust account
If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, prior to the consummation of a business combination, there could be released to us from the trust account amounts necessary to purchase up to 25% of the shares sold in this offering at any time commencing after the filing of a preliminary proxy statement for our initial business combination and ending on the date of the stockholder meeting to approve the initial business combination.
Many blank check companies are prohibited from utilizing funds from the trust account to purchase shares from public stockholders prior to the consummation of their initial business combination.
Our ability to purchase shares prior to the consummation of our initial business combination using amounts held in the trust account may increase the likelihood that we will be able to complete our initial business combination and decrease the ability of public stockholders to affect whether or not a particular business combination is completed.

Minimum fair market value of target	We may enter into our initial business combination with a target regardless of its fair market value.
Many blank check companies are required to consummate their initial business combination with a target whose fair market value is equal to at least 80% of the amount of money held in the trust account of the blank check company at the time of entry into a definitive agreement for a business combination.

The absence of a minimum fair market value requirement in our offering may increase the likelihood that we will be able to complete our initial business combination but should not impact the ability of our public stockholders to affect whether or not a particular business combination is completed.

Amending our amended and restated articles of incorporation
Our amended and restated articles of incorporation provide that certain of its provisions that relate to our pre-business combination activity may be amended if approved by holders of at least 65% of our outstanding common stock.  Our sponsor, which is an entity controlled by Mr. Johnson, our founder and chairman of the board, currently owns approximately 97% of the issued and outstanding shares of our common stock, and following this offering will own approximately 19% of the issued and outstanding shares of our common stock (assuming it does not purchase any units in this offering and it is not required to forfeit its founder earnout shares, as described in this prospectus). Accordingly, our sponsor and Mr. Johnson will have considerable influence regarding the outcome of any stockholder vote.

Many blank check companies have a provision in their charters that prohibits the amendment of certain of the provisions that relate to pre-business combination activity unless approved by holders of a percentage of outstanding public shares ranging from 90% to 100%.
The lower threshold in our offering to amend provisions of our charter relating to our pre-business combination activity may increase our ability to consummate an initial business combination.

Vote on initial business combination by our initial stockholders
Our initial stockholders have agreed to vote their founder shares, as well as any public shares purchased during or after this offering, in favor of our initial business combination.  Our sponsor, which is an entity controlled by Mr. Johnson, our founder and chairman of the board, currently owns approximately 97% of the issued and outstanding shares of our common stock, and following this offering will own approximately 19% of the issued and outstanding shares of our common stock (assuming it does not purchase any units in this offering and it is not required to forfeit its founder earnout shares, as described in this prospectus). Accordingly, our sponsor and Mr. Johnson will have considerable influence regarding the outcome of any stockholder vote.

In many other blank check companies’ offerings, the founders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination.

If we seek stockholder approval of our initial business combination, the agreement of our initial stockholders to vote in favor of the business combination makes it more likely that the necessary stockholder approval will be received and the business combination will be completed.

Warrant terms
The warrants issued in this offering (i) have an exercise price that is above the initial public offering price of our units and that is subject to reduction in the event that we pay extraordinary dividends, (ii) do not expire until five years from the closing of our initial business combination or earlier upon redemption or liquidation, (iii) require the consent of holders of 65% of the public warrants to amend their terms and (iv) may be exercised on a cashless basis if a registration statement covering shares underlying the warrants is not effective within 60 days following our initial business combination (subject to compliance with state blue sky laws).

The warrants issued in many blank check offerings (i) have an exercise price that is lower than the initial public offering price of their units and that is not subject to reduction in the event that they pay extraordinary dividends, (ii) expire four or five years from the closing of the company’s initial public offering or earlier upon redemption or liquidation, (iii) only require the consent of holders of a majority of the such warrants to amend their terms and (iv) are not exercisable unless a registration statement covering shares underlying the warrants is effective within 60 days following the initial business combination (subject to compliance with state blue sky laws).

The differences in the terms of the warrants issued in our offering may increase the likelihood that we will be able to complete our initial business combination to the extent that potential targets view the fact that the exercise price is above the initial public offering price of our units favorably but should not impact the ability of our public stockholders to affect whether or not a particular business combination is completed.